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17010050

MAR 0 2

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-46219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Windsor Street Capital, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, 2nd Floor
(No. and Street)

New York,	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Marinelli (646) 442-0605
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Francine Lanaia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Windsor Street Capital, LP, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of New York
County of New York

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2017 by Francine Lanaia proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public


YADIRA HICIANO
Notary Public, State of New York
No. 01HI6053473
Qualified in Nassau County
Commission Expires Jan. 8, 2019



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Partners of
Windsor Street Capital, LP:

We have audited the accompanying statement of financial condition of Windsor Street Capital, LP ("the Company") as of December 31, 2016, and the related notes (the "financial statements"). These financial statements are the responsibility of Windsor Street Capital, LP's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Windsor Street Capital, LP as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 24, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

Windsor Street Capital, LP
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	138,631
Due from clearing brokers		652,920
Deposit with clearing brokers		377,894
Securities owned, at market		1,484
Advances to employees, net		1,861,347
Prepaid expense		73,704
Other assets		431,430
Total assets	$	3,537,410
Liabilities and Partners' Capital		
Liabilities		
Commissions payable	$	412,199
Accrued expenses and other liabilities		410,284
Total liabilities		822,483
Commitments and contingencies		
Partners' capital		2,714,927
Total liabilities and partners' capital	$	3,537,410

The accompanying notes are an integral part of these financial statements.

1. Summary of Business and Significant Accounting Policies

Business

Meyers Associates, LP (the "Partnership") is a New York limited partnership organized primarily to provide brokerage and investment banking services. The Partnership is registered as a broker-dealer in securities with the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"), and the Securities Investment Protection Corporation ("SIPC").

The Partnership has agreements (the "Agreements") with the clearing brokers ("Brokers") to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company also earns fee income from private placements and consulting services. Fees are recognized according to the terms of written contracts.

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet repurchased at the close of business.

Unrealized gains (losses) on securities are reflected in trading gains on the statement of income. Dividends are recorded on the ex-dividend date.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments (i.e., cash and cash equivalents, due from and deposits with clearing brokers) approximates their fair value due to their short-term maturity. For securities that are owned at market, fair values are based on quoted prices in active markets

Income Taxes

The Partnership is a limited partnership and is not subject to Federal and State income taxes as a separate entity. The partners are individually required to report their respective share of partnership income (loss) in their individual income tax returns.

Cash and Cash Equivalents

The Partnership considers cash equivalents which are highly liquid investments purchased with original maturities of three months or less.

The Partnership maintains its cash balances in financial institutions which, at times, exceed federally-insured limits. The Partnership has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

Advances to Employees
The Partnership has made certain employee advances which are non-interest bearing and have no terms for repayment. Most of these advances consist of commissions paid in advance that will be earned by these employees in the future. The number shown on the balance sheet is the net number and includes an allowance for doubtful accounts of $1,421,070 relating to former employees.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. Clearing Agreements

The Partnership has agreements with one brokerage clearing firm to carry its account and the accounts of its customers. The brokers have custody of the Partnership's securities and, in the normal course of business, cash balances which may be due from or to these brokers.

These securities and cash positions serve as collateral for any amounts due to the brokers or for securities sold short or purchased on margin as well against losses due to nonperformance.

Pursuant to the agreements, the Partnership is required to have cash or security deposits aggregating $377,894 at COR Clearing. At December 31, 2016, the firm also had a receivable of $652,919 due from the same brokerage clearing firm.

3. Regulatory Net Capital Requirements

The Partnership is subject to the net capital requirements of rule 15c3-1 of the SEC which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Partnership is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2015, the Partnership has net capital of $242,397 which is $142,397 in excess of its minimum net capital required of $114,832. The Partnership has aggregate indebtedness of $1,722,483. The Partnership's ratio of aggregate indebtedness to net capital is 4.95 to 1 at December 31, 2016.

4. Commitment and Contingencies

Litigation

In the normal course of business, the Partnership is a defendant, or otherwise has possible exposure, in legal actions arising out of its activities as a broker-dealer. These legal actions seek compensatory damages of approximately $xxx. While predicting the outcome of litigation and regulatory inquiries is inherently very difficult and the ultimate resolution, range of loss and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsels, that it has a meritorious defense for these actions and it intends to defend this vigorously. During the year ended December 31, 2016, certain arbitration matters were settled for $256,705, of which $62,500 is currently open and accrued on the books of the Partnership.

On March 24, 2015, a consent order was entered into with the State of Connecticut in response to Connecticut's notice of February 2014 revoking the Company's registration in that state for violating certain provisions of the State's Securities Act. The consent order called for payment of a $50,000 fine, which was made on June 17, 2015. In addition the consent order called for firm principal Bruce Meyers to withdraw his Connecticut registration as a broker-dealer agent of the Company, the Company to retain an independent consultant to review firm compliance procedures and to notify the state Securities Division of any reportable disciplinary items within seven days. Bruce Meyers is no longer involved in the day to day operations of the firm.

In October 2014, FINRA's department of Enforcement filed a disciplinary complaint against the Company, Bruce Meyers and Raana Khan (the "Respondents") alleging various violations of federal securities laws and FINRA rules. The Complaint arose from three separate examinations spanning from 2010-2013.

On April 27, 2016, an Extended Hearing Panel issued its Decision in the case which fined the Firm a total of $700,000 and permanently barred Bruce Meyers from acting in any supervisory or principal capacity. He was also fined personally for a total of $75,000. All charges against Mr. Khan were dismissed. On May 23, 2016, the Company and Bruce Meyers filed an appeal with FINRA's National Adjudicatory Counsel ("NAC") seeking to have the fine substantially reduced and Mr. Meyers' permanent bar overturned as a result of errors on the part of the Hearing Panel in rendering its Decision. The Company strongly believes that the amount of the fine does not confirm with FINRA's sanction guidelines and is not supportable by the facts adduced at the hearing. Oral argument on the appeal was held in January 2017 and the appeal is pending awaiting a decision by the NAC.

In April 2015, FINRA's Department of Enforcement filed a disciplinary Complaint against the Company and three former registered representative alleging various violations of federal securities laws and FINRA rules. The Compliant contains two allegations against the Company: one for the failure to reasonably supervise its registered representatives

from a former Chicago branch office, and one alleging that the Company did not have an adequate Anti Money Laundering program designed to detect and prevent violations of the Bank Secrecy Act.

On November 11, 2016, an extended Hearing Panel issued its Decision and found that the Company had violated various FINRA rules by failing to adequately supervise its former Chicago office and also failed to establish and implement adequate AML policies and procedures. The Decision imposed a fine of $350,000 plus the cost of $13,553 against the Company. On December 6, 2016, the Company filed an appeal seeking to vacate the Decision in part and modify (reduce) the amount of the fine as the Company believes that the fine is excessive and not supportable by the facts adduced during the hearing. The appeal is now pending.

The Partnership is currently facing total fines of $1,050,000 imposed by FINRA and are actively contesting the amount of these assessments. They have accrued $150,000 in charges against the assessment while a compromise is sought. The remaining $900,000 has been included as part of Aggregate Indebtedness.

Customer Transactions
The Partnership executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Partnership does not anticipate nonperformance by customers or counterparties in the above situations. The Partnership's policy is to monitor its market exposure and counterparty risk. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

5. Leases

The Company has a non-cancellable lease agreement for its office space in New York. The new lease agreement is for a period of 10 years effective from December 1, 2011. Net approximate minimum rental payments attributable to the operating lease agreements are:

Year Ending December 31,	Minimum Rental Payments
2017	371,301
2018	379,656
2019	388,198
2020 and thereafter	496,714
	$ 1,635,869

Rent expense for the year ended December 31, 2016 was $350,990 and is included in the occupancy expense in the statement of operations December 31, 2016.

6. Fair Value Measurements of Investments

The Company uses fair value measurements to record certain assets and liabilities and to determine fair value disclosures.

The three –level hierarchy for fair value measurements is defined as follows:

Level 1 – inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2- inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and the inputs that are observable for the asset or liability, either directly or indirectly.

Level 3- inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's securities owned at market are recorded at fair value on a recurring basis, with any unrealized gains or losses, reported in the statement of income.

The fair values for the securities owned at market are based on quoted prices for identical instruments traded in active markets which are considered as "Level 1" input to the valuation technique used to measure fair value in accordance with the standard.

7. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

8. Income Taxes

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited partnership for tax purposes. Accordingly, all tax effects of the Company's income or loss are passed through to the partners and no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The

statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2016, the IRS has not proposed any adjustment to the Company's tax position.

9. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.
The Company has issued no guarantees at December 31, 2016 or during the year then ended.

10. Due from Affiliated Entity

As of December 31, 2016, the Company carried a balance due of $142,716 from Meyers Securities LP, an affiliated holding company, which is included in "Other Assets" on the accompanying Statement of Financial Condition. This balance has been outstanding for more than a year and has subsequently. It is treated as a non- allowable asset for net capital calculation purposes.

Windsor Street Capital, LP

Statement of Financial Condition
Year Ended December 31, 2016